EXHIBIT 99.1

Lion Electric Receives Conditional Order for 55 100% Electric School Buses from Groupe Séguin

MONTREAL, Nov. 18, 2021 /CNW Telbec/ - Lion Electric Company (NYSE: LEV) (TSX: LEV) ("Lion" or the "Company"), a leading manufacturer of all-electric medium and heavy-duty vehicles, announced today that it has received an order from Groupe Autobus Séguin (Autobus Séguin) for 55 100% electric school buses, including 45 LionA and 10 LionC models, to be delivered by 2025. The order is conditional upon the satisfactory grant of funding under the Quebec government's School Transportation Electrification Program and the Canadian federal government's Zero Emission Transit Fund.

The order of 55 new zero-emission school buses comes following the 60 vehicles that Autobus Séguin previously acquired in January 2021, 10 of which are already on the road. The new buses will be used on school routes in the Montreal and Laval regions in the province of Quebec.

"We're very pleased to continue our collaboration with Autobus Séguin to transport even more students in zero-emission vehicles, which benefits their health. The fact that our customers repeat large orders is a sign that the transition to electrification is well underway and that Lion's products are successful in all markets. We applaud Autobus Seguin for being a leader in zero-emission transportation," stated Marc Bédard, CEO – Founder of Lion Electric.

"Transporting children in sustainable vehicles is particularly important to Groupe Autobus Séguin. That's why our goal is to electrify 75% of our fleet by 2030, and with the order announced today, we're certainly moving in the right direction," concluded Stéphane Boisvert, President of Autobus Groupe Séguin.

About Lion Electric

Lion Electric is an innovative manufacturer of zero emission vehicles. We think, design and manufacture all-electric, class 5 to class 8 commercial urban trucks and all-electric buses and minibuses for the school, paratransit and mass transit segments. Lion is a North American leader in electric transportation and designs, builds and assembles many of its vehicles' components, including chassis, battery packs, truck cabins and bus bodies.

Always actively seeking new and reliable technologies, Lion vehicles have unique features that are specifically adapted to its users and their everyday needs. We believe that transitioning to all-electric vehicles will lead to major improvements in our society, environment and overall quality of life. Lion shares are traded on the New York Stock Exchange and the Toronto Stock Exchange under the symbol LEV.

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About Groupe Autobus Séguin

Founded by Gérald Séguin in 1979, Autobus Groupe Séguin has built an enviable reputation in the school and charter transportation industry. For more than forty years, our mission has been to offer a highly secure service while having at heart to satisfy our customers, our passengers and our great team of employees.

The company has more than 310 vehicles to serve seven school service centres, private colleges and a large customer base for extracurricular and sports activities, as well as for other destinations. Always on the lookout for new ideas, the management team is actively involved in the Fédération des transporteurs par autobus du Québec.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

This press release contains "forward-looking information" and "forward-looking statements" (collectively, "forward-looking statements") within the meaning of applicable securities laws. Any statements contained in this press release that are not statements of historical fact, including statements about Lion's beliefs and expectations, are forward-looking statements and should be evaluated as such.

Forward-looking statements may be identified by the use of words such as "believe," "may," "will," "continue," "anticipate," "intend," "expect," "should," "would," "could," "plan," "project," "potential," "seem," "seek," "future," "target" or other similar expressions and any other statements that predict or indicate future events or trends or that are not statements of historical matters, although not all forward-looking statements contain such identifying words.

The Company made a number of economic, market and operational assumptions in preparing and making certain forward-looking statements contained in this press release including, but not limited to, that Lion will be able to retain and hire key personnel and maintain relationships with customers, suppliers and other business partners, that Lion will continue to operate its business in the normal course, that Lion will be able to implement its growth strategy, that Lion will be able to successfully and timely complete the construction of its U.S. manufacturing facility and its Quebec battery plant and innovation centre, that Lion will not suffer any material disruption in the supply of raw materials on competitive terms, that Lion will be able to maintain its competitive position, that Lion will continue to improve its operational, financial and other internal controls and systems to manage its growth and size and that its results of operations and financial condition will not be adversely affected, that Lion will be able to benefit, either directly or indirectly (including through its clients), from government subsidies and economic incentives in the future and that Lion will be able to secure any required additional funding through equity or debt financing on terms acceptable to Lion. Such estimates and assumptions are made by Lion in light of the experience of management and their perception of historical trends, current conditions and expected future developments, as well as other factors believed to be appropriate and reasonable in the circumstances. However, there can be no assurance that such estimates and assumptions will prove to be correct.

By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. Lion believes that these risks and uncertainties include, but are not limited to, the following: any adverse changes in the U.S. and Canadian general economic, business, market, financial, political and legal conditions, including as consequences of the global COVID-19 pandemic and the emergence of COVID-19 variants and varying rates of vaccination amongst various countries; Lion's inability to successfully and economically manufacture and distribute its vehicles at scale and meet its customers' business needs; Lion's reliance on key management and any inability to attract and/or retain key personnel; Lion's inability to execute its growth strategy; Any unfavourable fluctuations and volatility in the price of raw materials included in key components used to manufacture Lion's products; Lion's reliance on key suppliers and any inability to maintain an uninterrupted supply of raw materials; Lion's inability to maintain its competitive position; Lion's inability to reduce its costs of supply over time; any inability to maintain and enhance Lion's reputation and brand; any significant product repair and/or replacement due to product warranty claims or product recalls; any failure of information technology systems or any cybersecurity and data privacy breaches or incidents; the reduction, elimination or discriminatory application of government subsidies and economic incentives or the reduced need for such subsidies; natural disasters, epidemic or pandemic outbreaks, boycotts and geo-political events; the outcome of any legal proceedings that may be instituted against the Company from time to time.

These and other risks and uncertainties related to the businesses of Lion are described in greater detail in the section entitled "Risk Factors" in the Company's non-offering prospectus dated May 5, 2021 (the "Canadian Prospectus") filed with the Autorité des marchés financiers (the "AMF") and the registration statement on Form F-1 (the "Registration Statement") filed with the Securities and Exchange Commission (the "SEC") and declared effective on June 14, 2021 and other documents publicly filed with the AMF and the SEC. Many of these risks are beyond Lion's management's ability to control or predict. All forward-looking statements attributable to Lion or persons acting on its behalf are expressly qualified in their entirety by the cautionary statements contained, and risk factors identified, in the Canadian Prospectus, the Registration Statement and other documents filed with the AMF and the SEC.

Because of these risks, uncertainties and assumptions, readers should not place undue reliance on these forward-looking statements. Furthermore, forward-looking statements speak only as of the date they are made. Except as required under applicable securities laws, Lion undertakes no obligation, and expressly disclaims any duty, to update, revise or review any forward-looking information, whether as a result of new information, future events or otherwise.

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SOURCE Lion Electric

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For further information: MEDIA: Patrick Gervais, Vice-President, Marketing and Communications, patrick.gevais@thelionelectric.com, 514-992-1060; INVESTORS: Isabelle Adjahi, Vice-President, Investor Relations and Sustainable Development, isabelle.adjahi@thelionelectric.com, 450-432-5466

CO: Lion Electric

CNW 06:30e 18-NOV-21